Erik Vayntrub Counsel Capital Research and Management Company 333 South Hope Street Los Angeles, California 90071-1406 (213) 486-9108 Tel erv@capgroup.com thecapitalgroup.com

March 23, 2016

Mark A. Cowan

Senior Counsel

U.S. Securities and Exchange Commission

Division of Investment Management

Disclosure Review Office

100 F Street, N.E.

Washington, D.C. 20549-3628

Re: American Funds U.S. Government Money Market Fund (the “Fund”)

File Nos. 333-157162 and 811-22277

Dear Mr. Cowan:

This letter is in response to the oral comments you provided on March 2, 2016 to the Fund’s Post-Effective Amendment No. 17 to the Registration Statement under the Securities Act of 1933 (the “1933 Act”) and Amendment No. 19 to the Registration Statement under the Investment Company Act of 1940 (the “1940 Act”), pursuant to which the American Funds Money Market Fund is being reregistered as the American Funds U.S. Government Money Market Fund in response to the amendments to the rules governing money market funds under the 1940 Act adopted by the U.S. Securities and Exchange Commission (the “Commission”) in July 2014. We appreciate your prompt response to the filing.

Our responses to your comments are set forth below. We will incorporate any changes to the Fund’s Registration Statement in a subsequent filing pursuant to Rule 485(b) under the 1933 Act to be automatically effective on April 1, 2016 (the “Amendment”).

Summary Prospectus

A.	Fees and expenses of the fund

  Please explain why the footnote, which indicates that figures are based on estimated amounts for the current fiscal year, applies to the “Other expenses” figures for each of the R-2, R-3 and R-5E share classes.

Response: The footnote indicating that the listed figures are based on estimated amounts for the current fiscal year is appropriate for the “Other expenses” figure for Class R-5E because the R-5E share class is a new offering, the assets of which consist largely of seed money from the Fund’s investment adviser. The footnote is also appropriate for the Class R-2 and Class R-3 share classes because the listed amounts are estimates based on projected expense revisions with respect to those share classes that will take effect on April 1, 2016.

B.	Principal investment strategies

  Because its name suggests that the Fund will focus on investments in U.S. government securities, please include disclosure required by Rule 35d-1 under the 1940 Act to the effect that the Fund will invest at least 80% of its assets in U.S. government securities.

Response: We have updated the disclosure to address this comment, as follows:

The fund will invest at least 99.5% of its total assets in cash, U.S. Treasury securities and other government securities guaranteed or issued by an agency or instrumentality of the U.S. government, and repurchase agreements that are fully collateralized by cash or government securities. Additionally, at least 80% of the fund’s assets will normally be invested in securities that are guaranteed or sponsored by the U.S. government, its agencies and instrumentalities, and repurchase agreements that are fully collateralized by government securities.

  Please provide more specific disclosure regarding the types of securities eligible to be used as collateral for the repurchase agreement in which the Fund intends to invest.

Response: We have updated the disclosure to address this comment, as follows:

Repurchase agreements are agreements under which the fund purchases a security from a bank or broker-dealer and obtains a simultaneous commitment from the seller to repurchase the security at a specified time and price. Because the security purchased by the fund constitutes collateral for the seller’s repurchase obligation, a repurchase agreement is effectively a loan by the fund that is collateralized by the security purchased. The fund will only enter into repurchase agreements involving securities of the type (excluding any maturity limitations) in which it could otherwise invest. In practice, the fund is expected to enter only into repurchase agreements that are fully collateralized by cash or U.S. government securities.

  Please explain what is meant by the disclosure that the Fund will only enter into repurchase agreements involving securities of the type in which it could otherwise invest, “excluding any maturity limitations.”

Response: As discussed, the Fund may generally enter into repurchase agreements involving securities in which it could otherwise invest; however, the Fund’s maturity limitations are not applicable to this requirement, such that the Fund may enter, for example, into repurchase agreements in which ten-year U.S. Treasury notes are posted as collateral by the repurchasing counterparty, notwithstanding the requirement that the Fund maintain a dollar-weighted average maturity of 60 days or less and a dollar-weighted average life of 120 days or less. If the seller of the repurchase agreement defaults on its repurchase obligation and the Fund forecloses on such longer-dated collateral, the Fund will be required to immediately dispose of any assets that it is prohibited from holding or that otherwise violate the Fund’s investment guidelines and limitations.

C.	Principal risks

  Please confirm whether the risk disclosure captioned “Issuer risks” is applicable in the context of a government money market fund and please delete or revise as necessary.

Response: We agree that the referenced risk disclosure is not applicable in the context of a government money market fund and have replaced it with the following risk disclosure, which relates specifically to investments in securities guaranteed or sponsored by the U.S. government:

Investing in securities backed by the U.S. government — Securities backed by the U.S. Treasury or the full faith and credit of the U.S. government are guaranteed only as to the timely payment of interest and principal when held to maturity. Accordingly, the current market values for these securities will fluctuate with changes in interest rates. Securities issued by government-sponsored entities and federal agencies and instrumentalities that are not backed by the full faith and credit of the U.S. government are neither issued nor guaranteed by the U.S. government.

D.	Investment results

  Please include the following disclosure in the narrative preceding the Fund’s investment results bar chart: “Prior to April 1, 2016, the fund operated as a prime money market fund and may have invested in certain types of securities that the fund is no longer permitted to hold. Consequently, the results information below may have been different if the current investment limitations had been in effect during the period prior to the fund’s conversion to a government money market fund.”

Response: We have updated the disclosure as requested.

  In accordance with Item 4(b)(2)(ii) of Form N-1A, if the Fund’s fiscal year is other than a calendar year, include the year-to-date return information as of the end of the most recent quarter in a footnote to the Fund’s investment results bar chart.

Response: The Fund’s most recent fiscal quarter ended on December 31, 2015, and investment results for this period are already reflected in the bar chart. Accordingly, we do not believe that additional disclosure in this regard is warranted.

Statutory Prospectus

A.	Investment objective, strategies and risks

  We note that Form N-1A requires that the strategy disclosure required by Item 4 must constitute a summary of the strategy disclosure set forth in the statutory prospectus pursuant to Item 9. We note also that the strategy disclosure included in the Fund’s summary prospectus is identical to the strategy disclosure in the Fund’s statutory prospectus. Please supplement the Fund’s strategy disclosure in the statutory prospectus to ensure that the disclosure is compliant with Items 4 and 9 of Form N-1A.

Response: We have supplemented the strategy disclosure in the Fund’s statutory prospectus to address this comment. Specifically, we have added the following disclosure to the description of the Fund’s investment strategies included in response to Item 9 of Form N-1A:

In accordance with applicable rules and regulations relating to money market funds, the fund will maintain a dollar-weighted average maturity of 60 days or less and its dollar-weighted average life will not exceed 120 days. Additionally, the fund will hold at least 10% of its total assets in daily liquid assets and at least 30% of its total assets in weekly liquid assets. For purposes of these limits, daily liquid assets and weekly liquid assets are generally defined to include cash, U.S. Treasuries, certain government securities, as well as other securities that can be readily converted to cash within one or five business days, respectively.

  We note that the disclosure of investment risks lists “certain” risks associated with the Fund’s investment strategies. Item 9(c) of Form N-1A requires disclosure of the “principal” risks of investing in the Fund. Please clarify the disclosure by designating the listed risks a “principal risks,” or, if applicable, by clarifying which of the risks are principal and which are not.

Response: We have updated the disclosure to address this comment by clarifying that each of the risks listed are “principal” risks associated with the Fund’s investment strategies.

B.	Management and organization

  Please explain why the Fund discloses that the total management fee to be paid by the Fund “for the current fiscal year” is disclosed in the Fund’s “Annual fund operating expenses” table, whereas Instruction 3(d)(i) to Item 3 of Form N-1A requires that the percentages listed in the “Annual fund operating expenses” table be based on amounts incurred during the Fund’s most recent fiscal year.

Response: Although it is true that the percentages listed in the Fund’s “Annual fund operating expenses” table are based on amounts incurred during the Fund’s most recent fiscal year, in accordance with Instruction 3(d)(i) to Form N-1A, Item 3, the “Annual fund operating expenses” table is forward-looking and “describes the fees and expenses that [shareholders] may pay if [they] buy and hold shares of the Fund.” See Form N-1A, Item 3.

C.	Purchase, exchange and sale of shares

  Please explain the legal basis under Rule 22c-1 under the 1940 Act for Fund’s policies and procedures for handling purchase orders received without proper investment instructions (e.g., three business day holds and pro rata allocations).

Response: As disclosed, purchase orders that do not designate a fund are held for three business days in order for the transfer agent to attempt to reach the shareholder or advisor and obtain proper instructions. If proper instructions are not obtained, for amounts of $10,000 or less, the transfer agent invests the proceeds based on the shareholder’s prior investment instructions. This policy is designed to invest an investor’s proceeds in a manner that is most likely intended by the shareholder. The transfer agent assumes the risk of correcting the investment if the shareholder later objects to the investment. For larger amounts, the transfer agent invests the proceeds in the Fund until proper instructions are obtained.

The transfer agent will deem instructions to be in good order when proper investment instructions are received. If proper instructions are not received, an instruction will be deemed in good order based on the policies described in the prospectus. Once in good order, the investment is processed pursuant to Rule 22c-1.

  In accordance with Item 11(a)(1) of Form N-1A, please disclose the method used to value Fund shares.

Response: As already disclosed in the Fund’s prospectus, the valuation of the Fund’s portfolio securities and calculation of its net asset value are based upon the penny-rounding method of pricing pursuant to the Commission’s regulations, which permit current net asset value per share to be rounded to the nearest cent, provided the Fund follows certain maturity, credit quality and other guidelines.

  According to disclosure in the Fund’s prospectus, exchanges of shares from the Fund “initially purchased without a sales charge generally will be subject to the appropriate sales charge.” Please explain what is meant by “the appropriate sales charge.”

Response: We have updated this disclosure to clarify what is meant by “the appropriate sales charge,” as follows:

Exchanges of shares from American Funds U.S. Government Money Market Fund initially purchased without a sales charge to shares of an American Funds non-money market fund generally will be subject to the appropriate sales charge applicable to the non-money market fund.

Finally, the Fund acknowledges that:

•	the Fund is responsible for the adequacy and accuracy of the disclosure in its filings;

•	should the Commission or the staff, acting pursuant to delegated authority, allow the Fund’s filing to go automatically effective, the Commission shall not be foreclosed from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in allowing the filing to go automatically effective, does not relieve the Fund from full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Fund may not assert the action of the Commission or the staff, acting pursuant to delegated authority, in allowing the filing to go automatically effective as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your consideration of our responses to your comments. If you have any questions, please do not hesitate to contact me at (213) 486-9108.

Sincerely,

/s/ Erik A. Vayntrub

Erik A. Vayntrub

Counsel